U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hjelm, Holger
   Nora Strand 30
   S-182 34
   Danderyd,
   Sweden
2. Issuer Name and Ticker or Trading Symbol
   American Precision Industries Inc.
   APR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $2/3 par valu|9/2/99|P   | |260,000           |A  |$9.50      |260,000            |(a)   |                           |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Directors Stock Option|        |     |    | |           |   |     |     |            |       |       |            |   |            |
   (b)                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Directors Stock Option|$3.20   |1/1/9|A   | |536        |A  |7/1/9|1/1/0|Common Stock|536    |       |536         |D  |            |
                      |        |9    |    | |           |   |9    |9    |            |       |       |            |   |            |
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Directors Stock Option|$2.79   |4/1/9|A   | |614        |A  |10/1/|4/1/0|Common Stock|614    |       |614         |D  |            |
                      |        |9    |    | |           |   |99   |9    |            |       |       |            |   |            |
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Directors Stock Option|$3.48   |7/1/9|A   | |665        |A  |1/1/0|7/1/0|Common Stock|665    |       |665         |D  |            |
                      |        |9    |    | |           |   |0    |9    |            |       |       |            |   |            |
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Directors Stock Option|$3.08   |10/1/|A   | |696        |A  |4/1/0|10/1/|Common Stock|696    |       |696         |D  |            |
                      |        |99   |    | |           |   |0    |09   |            |       |       |            |   |            |
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Series B Seven Percent|$17.00  |     |    | |           |   |Prese|N.A. |Common Stock|1,538,6|       |1,236,337   | (a|            |
 (7%) Cum. Convert. Pr|        |     |    | |           |   |ntly |     |            |03     |       |            |)  |            |
ef. Stk.              |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(a) Owned by InterScan Holding Ltd. the reporting person is an affiliate of InterScan and may be deemed a beneficial owner of these securities.
(b) See Form 5 filed on 2/12/99 for options granted prior to 1999. The reporting person owns options that are presently exercisable for 2,966 share of Common
Stock.
SIGNATURE OF REPORTING PERSON
/s/Deborah K. Pawlowski, Attorney-in-Fact
DATE
10/08/99